      June 1, 2009
Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Total System Services, Inc. (“TSYS”) Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2008 Filed February 27, 2009 and April 17, 2009, respectively File No.: 1-10254
Dear Ms. Collins:
     This letter is written in response to your Letter of Comment dated May 18, 2009 with respect to TSYS’ Annual Report on Form 10-K and 10-K/A for the year ended December 31, 2008. For your convenience the Staff’s comments have been incorporated verbatim below and the Company’s responses immediately follow each comment.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 9A. Controls and Procedures, page 14
1.	We note that your CEO and CFO concluded that your “disclosure controls and procedures were designed and effective to ensure that information required to be disclosed by TSYS in reports that you file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and designed to ensure that information required to be disclosed in the reports that TSYS files or submits under the Exchange Act is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure.” Please revise to indicate, if true, that your CEO and CFO have concluded that your disclosure controls and procedures are also effective in ensuring that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure.

     We note your comment and in future filings TSYS will revise its disclosure as follows:
     We have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report as required by Rule 13a-15 of the Securities Exchange Act of 1934, as amended (“Exchange Act”). This evaluation was carried out under the supervision and with the participation of our management, including our chief executive officer and chief financial officer. Based on this evaluation, the chief executive officer and chief financial officer have concluded that as of (insert date), TSYS’ disclosure controls and procedures were designed and effective to ensure that the information required to be disclosed by TSYS in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and were also designed and effective to ensure that the information required to be disclosed in the reports that TSYS files or submits under the Exchange Act is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure.
Exhibit 13
Financial Review
Results of Operations, page 26
2.	We note that in your discussion of the results of operations there are some instances where two or more sources of material change have been identified, but the percentages or dollar amounts for each source that contributed to the change were not disclosed. For example, we note that the increase in merchant acquiring services revenues for 2008 is attributable to the acquisition of Infonox and the internal growth of existing clients offset by client deconversions and price compression. Similarly, we note that other services revenue increased in fiscal 2008 due to an increase in call center revenues and debt collection services. Tell us how you considered providing quantification and qualification of the contribution these factors had on the increase in revenues as well as your consideration for discussing metrics that management uses to evaluate and manage your business. Refer to SEC Release 33-8350 and Section to III.D of SEC Release 33-6835 for guidance.
     In accordance with the Commission’s instructions, TSYS seeks to identify in its annual report on Form 10-K the factors in material period-to-period change that it believes indicate how the business is operating and that are reflective of known material trends in the business. When it lists several factors, TSYS generally lists them in order of importance or impact on the period-to-period change.
     In the Form 10-K, TSYS has used terms such as “primarily” to indicate that the stated reason or reasons accounted for a substantial majority of the variation from period-to-period. In some circumstances, where multiple factors contribute to these changes, it is difficult to quantify the impact of the individual factors with sufficient specificity to support numerical or percentage statements. This can occur because the change is the result of a combination of two or more listed factors. For example, in its discussion of the changes in merchant acquiring services revenues for 2008 as compared to 2007, the Company noted that the causes of the increase were the acquisition of Infonox, and the internal growth of existing clients offset by client deconversions and price compression. Because of the inter-related nature of some of these factors, it is difficult for the Company to quantify specifically the contribution of each one. For instance, the internal growth of existing clients and price compression are sometimes inter-related. In addition, TSYS generally excludes from the discussion other factors that individually account for an immaterial portion of the variance from period-to-period.
     In some cases, the Company has concluded that a specific quantification of the factors is not necessary to an understanding of the material change because such information is already available within Management’s Discussion and Analysis or elsewhere in the report. For example, in discussing the increase in other services revenue for 2008 compared to 2007, TSYS identified the growth was mainly attributable to increased call center revenues and increased debt collection services. The increased call center business is directly associated with the acquisition of a majority-owned subsidiary called TSYS Managed Services. TSYS disclosed on pages 32 and 33 under the heading “Other Services” the impact of acquisitions on consolidated other services revenues for 2008 was $31.9 million, compared to $5.7 million in 2007.
     In regards to the increased debt collection services revenues, TSYS disclosed on page 33 under the heading “Other Services” the amount of attorney fees and court costs recognized as other services revenues for the following years: $16.9 million in 2008 and $11.3 million in 2007.
     Notwithstanding the foregoing, in an effort to provide more transparent disclosure in future filings, TSYS will strive to quantify more specifically the impact of the significant factors that contribute to material period-to-period changes, to the extent this information is necessary to an understanding of our business and operating results and is reasonably quantifiable. The Company will also seek to reduce its reliance on vague terms, such as primarily, in describing period-to-period changes.
3.	We also note that electronic payment processing revenues are generated primarily from charges based on the number of accounts on file, transactions authorized and processed, statements mailed, cards embossed and mailed, and other processing services for cardholder accounts on file. Considering the average number of accounts on file (page 29) and the total transactions processed (page 38) has steadily declined during each of the last three fiscal years, please explain further the factors that contributed to the increase in electronic payment processing revenues (not including reimbursable items). In this regard, we note your response to comment 2 in your letter dated July 30, 2008 where you indicate that the Company will provide an estimate of the portion of its revenue change due to the change in volume and describe any material assumptions used in generating this estimate. Please explain further what impact the decrease in accounts on file and transactions processed had on your revenues and what other factors contributed to the increase in revenues despite these declines. Please quantify the impact of these items, when available and tell us how you intend to revise your disclosures to address this issue.

     TSYS respectfully requests that the Staff refer to TSYS’ response to Question 2 for further information on TSYS’ consideration of listing the factors that impact the change in revenues.
     TSYS’ electronic payment processing revenues are influenced by several factors which include volumes related to accounts on file (AOF), transactions and authorizations.
     AOF have steadily declined during each of the last three fiscal years. The Company has included a table on page 30 that categorizes the change in AOF related to internal growth of existing clients, new clients, purges/sales and deconversions.
     Prior to 2008, the Company experienced a decrease in AOF as a result of portfolio deconversions of its clients to an in-house solution or another processor. In 2008, the category that represented the largest decline was purges/sales. A processing client will periodically review its cardholder portfolio based upon activity and usage. Each client, based upon criteria individually set by the client, will flag an account to be “purged” from the system and deactivated. Typically these accounts have been dormant for a period of time, for which TSYS has earned little or no revenues.
     Other factors that contributed to the increase in revenues were optional services TSYS considers to be value added products and services, the addition of new clients, primarily international clients, and licensing arrangements.
     Certain clients are licensing the Company’s processing systems and process in-house. Prior to the discussion of electronic payment processing services, the Company provided a discussion of the change in value added products and services on page 28, as well as the increase in revenues associated with international clients. The Company also discussed Chase’s option of licensing the Company’s software on page 29 under the heading “Major Customers.” TSYS reports volumes that are processed on its systems, and does not include any volumes associated with licensing. Since the accounts are processed outside of TSYS for licensing arrangements, the AOF and other volumes are not available to TSYS. However, fees received from clients for licensing of TSYS’ solutions are included in electronic payment processing revenues and are immaterial as described in TSYS’ letter to Ms. Kathleen Collins dated June 13, 2008 in response to Question 5 of the July 16, 2008 comment letter.
     As the Company expands internationally, TSYS’ revenues will also be influenced by the volatility in foreign exchange rate changes as disclosed on page 28.
     In its opening paragraph in the discussion of Results of Operations on page 27, the Company did provide an estimate of the portion of its revenue change due to the change in volume and pricing.

“The Company generates revenues from the fees that it charges customers for providing transaction processing and other payment-related services. The Company’s pricing for transactions and services is complex. Each category of revenue has numerous fee components depending on the types of transactions or services provided. TSYS reviews its pricing and implements pricing changes on an ongoing basis. In addition, standard pricing varies among its regional businesses, and such pricing can be customized further for customers through tiered pricing of various thresholds for volume activity. TSYS’ revenues are based upon transactional information accumulated by its systems or reported by its customers. The Company’s revenue growth was moderated by currency translation impact of foreign operations, as well as doing business in the current economic environment. Of the total revenue changes of 7.4% for the year ended December 31, 2008, the Company estimates revenues decreased by a net 2.2% due to foreign currency exposure and pricing, and increased 9.6% for volume changes.”
The Company believes its disclosure is adequate.
Note 3. Cash and Cash Equivalents, page 59
4.	We note that the Company adopted SFAS 157 on January 1, 2008. We further note that you consider investments with original maturities of three months or less to be cash equivalents. If material, tell us how you considered providing disclosures pursuant to the requirements of paragraphs 32 to 35 of SFAS 157 related to your cash equivalent investments. In addition, please tell us and in the future revise to disclose the composition of your cash and cash equivalents and the amounts held in each type of instrument.
     Of the cash and cash equivalent balance as of December 31, 2008, TSYS has approximately 94% of the balance in available funds through checking and overnight Federal Funds accounts. The remaining balance is held in Money Market accounts. The Company does not believe the balances held in Money Market accounts are material.
     In future filings the Company will expand its disclosure related to cash and cash equivalents as follows:
     At December 31, 2008, the Company on a consolidated basis had approximately $206.3 million of cash balances and cash equivalents of $13.7 million in Money Market accounts that had an original maturity date of 90 days or less. The Company considers cash equivalents to be short-term, highly liquid investments that are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of change in interest rates.
Note 14. Share-Based Compensation
     Performance Based Awards, page 69

5.	We note your disclosures on page 69 of Exhibit 13 where you indicate that a third party valuation specialist determined the fair value of your performance based awards. As you appear to have open registration statements which incorporate by reference this Form 10-K, please describe that nature and extent of the third party appraiser’s involvement in the determination of the fair value of these instruments and tell us how you considered the guidance in Rule 436(b) of Regulation C regarding the reference to this specialist. Please see Question 141.02 of our Compliance and Disclosure Interpretations related to Securities Act Sections at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm for guidance.
     The Company takes full responsibility for the valuation and determination of the underlying assumptions of the equity instruments. The Company engaged a third-party specialist to assist it in performing the Monte Carlo simulation as prescribed by Statement of Financial Accounting Standards No. 123 (Revised) (SFAS 123R), “Share-Based Payment (Revised).”
     In future filings, the Company will remove the reference to the engagement of an independent third-party used in the SFAS 123(R) valuation model.
Note 18. Income Taxes, page 73
6.	Please provide a breakdown of the “other, net” deferred tax asset line item for each period presented. Also, tell us how you considered separately disclosing any significant items included in the “other” category in your temporary differences table.
     Other, net deferred tax asset line item is comprised of the following:

	At December 31,
(in thousands)	2008	2007
Foreign deferrals	$17,587	12,987
Share-based compensation	14,729	7,296
Employee benefits	5,464	4,291
Reserves	4,600	4,742
Other	5,978	2,041

Other, net	$48,358	31,357
     The amounts classified as other, net deferred tax assets were classified in the same manner as the prior year for consistency. In reviewing its disclosure and in an effort to provide more transparent disclosure in future filings, the Company will improve its disclosure of other, net deferred tax assets by providing a more detailed breakout of additional line items.

     TSYS acknowledges that:
•	TSYS is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	TSYS may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or wish to discuss any of our responses, please contact me at 706-649-2262.

Sincerely,
/s/James B. Lipham
James B. Lipham
Senior Executive Vice President and Chief Financial Officer